SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                    Maxus Real Property Investors-Four, L.P.
                                (Name of Issuer)

                            Limited Partnership Units
                         (Title of Class of Securities)

                                       N/A
                                     -------
                                 (CUSIP number)

                                Scott M. Herpich
                               LATHROP & GAGE L.C.
                          2345 Grand Avenue, Suite 2400
                        Kansas City, Missouri 64108-2684
                                 (816) 292-2000
       (name, address and telephone number)of person authorized to receive notices and communications)

                                    1/16/2002
                      (date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 pages)

--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

     Bond Purchase, L.L.C.
     43-1727861
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(2)  Check the appropriate box if a member of a Group (See Instructions)

     (a) [  ]
     (b) [  ]
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(3)  SEC Use Only



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(4)  Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     Missouri.
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Number of Shares        (7)     Sole Voting Power
Beneficiarlly          ---------------------------------------------------------
Owned by Each           (8)     Shared Voting Power             2,295 Units
Reporting              ---------------------------------------------------------
Person                  (9)     Sole Dispositive Power
With                   ---------------------------------------------------------
                       (10)     Shared Dispositive Power        2,295 Units
                       ---------------------------------------------------------
--------------------------------------------------------------------------------

(11) Aggregate  Amount  Beneficially  Owned by Each Reporting Person

     2,295 Units
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)         19.56%
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                OO
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                                       2

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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

     David L. Johnson
     ###-##-####
--------------------------------------------------------------------------------

(2)  Check the appropriate box if a member of a Group (See Instructions)

     (a) [  ]
     (b) [  ]
--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

     AF
--------------------------------------------------------------------------------

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States.
--------------------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power
Beneficially           ---------------------------------------------------------
Owned by Each           (8)     Shared Voting Power             2,295 Units
Reporting              ---------------------------------------------------------
Person                  (9)     Sole Dispositive Power
With                   ---------------------------------------------------------
                       (10)     Shared Dispositive Power        2,295 Units
                       ---------------------------------------------------------

--------------------------------------------------------------------------------

(11) Aggregate  Amount  Beneficially  Owned by Each Reporting Person
                                                                2,295 Units
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                                                                19.56%
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

        This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D relates to limited partnership units (the "Units"), of Maxus Real Property Investors-Four, L.P., a Missouri limited partnership ( "Maxus"). The principal executive offices of Maxus are located at 104 Armour Road, North Kansas City, Missouri 64116.

        Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the original report on the
Schedule 13D, and the amendments thereto.

Item 3. Source and Amount of Funds or Other Consideration.

        The total amount of funds used by the Reporting Persons to acquire the 86 Units reported in Item 5(c) was $36,355. All 86 Units were acquired by Bond Purchase with funds from its working capital.

Item 4. Purpose of the Transaction.

        The Reporting Persons have acquired the Units for investment purposes.

Item 5. Interest in Securities of the Issuer.

        (a) The aggregate number and percentage of Units to which this Schedule 13D relates is 2,295 Units, representing 19.56% of the 11,735 Units outstanding.

        Bond   Purchase  is  the  direct   beneficial   owner  of  2,295  Units,
representing approximately 19.56% of the Units outstanding.

        Because Mr. Johnson is the majority equity interest holder and a member of Bond Purchase, Mr. Johnson may be deemed to be a beneficial owner of the 2,295 Units held by Bond Purchase, representing 19.56% of the Units outstanding.

        (b) No change.

        (c) The following purchases were made by the Reporting Persons during the past sixty (60) days through a broker on the open market:


            DATE             QUANTITY PURCHASED         PRICE PER UNIT

        November 30, 2002           20                       $430

        January 16, 2003             5                       $405
                                    41                       $430
                                    20                       $430

        (d) No change.

        (e) No change.

Item 7. Material to be Filed as Exhibits.

        99.1 Joint Filing Agreement

                                   SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and accurate.

                                            BOND PURCHASE, L.L.C.,
                                            a Missouri limited liability company

                                            By: /s/ David L. Johnson
                                            Name: David L. Johnson
                                            Title:  Member

                                            Dated:  January 28, 2003


                                            /s/ David L. Johnson
                                                David L. Johnson

                                            Dated: January 28, 2003

                                  EXHIBIT INDEX

        99.1 Joint Filing Agreement

                                       6